Hilltop Holdings Inc. 6565 Hillcrest Avenue Dallas, Texas 75205 Tel: 214.855.2177 Fax: 214.855.2173 www.hilltop-holdings.com NYSE: HTH

January 10, 2024	Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jee Yeon Ahn and Lory Empie

Re:	Hilltop Holdings Inc.

Form 10-K for Fiscal Year Ended December 31, 2022

Filed February 17, 2023

Form 10-Q for the Quarterly Period Ended September 30, 2023

Filed October 23, 2023

File No. 001-31987

Ladies and Gentlemen:

Hilltop Holdings Inc., a Maryland corporation (the “Company”), hereby files via EDGAR with the United States Securities and Exchange Commission (the “Commission”) the following response to the Staff’s comment in a letter to the Company dated December 19, 2023. For your convenience, we have repeated the comment prior to the response.

Form 10-Q for the Quarterly Period Ended September 30, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations

Loan Portfolio, page 73

1.	We note the tabular disclosure on page 73 detailing the composition of your gross loan portfolio, which includes commercial real estate (“CRE”). Given the significance of CRE in your total loan portfolio, please revise your disclosures, in future filings, to further disaggregate the composition of your CRE loan portfolio by borrower type (e.g., by office, hotel, multifamily, etc.), geographic concentrations and other characteristics (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.) material to an investor’s understanding of your CRE loan portfolio. In addition, revise to describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment.

Response:

We acknowledge the Staff’s comment. In future filings, we will further disaggregate the composition of our CRE loan portfolio and discuss in more detail our risk management policies, procedures or other actions undertaken by management in response to the current environment. The following are proposed revisions to the Loan Portfolio section (and specifically the Banking Segment subsection) in future filings based on our September 30, 2023 Form 10-Q (additions/revisions to current disclosures are underlined).

United States Securities and Exchange Commission

January 10, 2024

[MD&A, page 73]

Loan Portfolio

Consolidated loans held for investment are detailed in the table below, classified by portfolio segment (in thousands).

	September 30,	December 31,
	2023	2022
Commercial real estate:
Non-owner occupied	$1,878,163	$1,870,552
Owner occupied	1,407,736	1,375,321
Commercial and industrial	1,662,737	1,639,980
Construction and land development	1,088,701	980,896
1-4 family residential	1,783,259	1,767,099
Consumer	26,212	27,602
Broker-dealer	357,244	431,223
Loans held for investment, gross	8,204,052	8,092,673
Allowance for credit losses	(110,822)	(95,442)
Loans held for investment, net of allowance	$8,093,230	$7,997,231

Banking Segment

The loan portfolio constitutes the primary earning asset of the banking segment and typically offers the best alternative for obtaining the maximum interest spread above the banking segment’s cost of funds. The overall economic strength of the banking segment generally parallels the quality and yield of its loan portfolio.

As discussed in more detail within the section captioned “Financial Condition – Allowance for Credit Losses on Loans” set forth in Part II, Item 7 of our 2022 Form 10-K, the banking segment’s credit policies emphasize strong underwriting and governance standards and early detection of potential problem credits in order to develop and implement action plans on a timely basis to mitigate potential losses. These formal credit policies and procedures provide the banking segment with a framework for consistent underwriting and a basis for sound credit decisions. The banking segment strives to avoid the risk of concentrations of credit in any particular industry, collateral type, location, or with any individual customer or counterparty.

To manage the credit risks associated with its loan portfolio, management may, depending upon current or anticipated economic conditions and related exposures, apply enhanced risk management measures to loans through analysis of a specific borrower’s financial condition, including cash flow, collateral values, and guarantees, among other credit factors. Given the current market dynamics, including economic uncertainties, the rapid increase in market interest rates since 2022, and a deteriorating outlook for commercial real estate markets, management has heightened its specific review procedures of credits maturing in the next six to twelve months as well as those credits associated with real estate.

The banking segment’s total loans held for investment, net of the allowance for credit losses, were $8.7 billion and $8.5 billion at September 30, 2023 and December 31, 2022, respectively. At September 30, 2023, the banking segment’s loan portfolio included warehouse lines of credit extended to PrimeLending and its ABAs of $1.6 billion, of which $1.0 billion was drawn. At December 31, 2022, amounts drawn on the available warehouse lines of credit was $0.9 billion. Amounts advanced against the warehouse lines of credit are eliminated from net loans held for investment on our consolidated balance sheets. The banking segment does not generally participate in syndicated loan transactions and has no foreign loans in its portfolio.

United States Securities and Exchange Commission

January 10, 2024

A significant portion of the banking segment’s loan portfolio at September 30, 2023 consisted of commercial real estate loans secured by properties. Such loans can involve high principal loan amounts, and the repayment of these loans is dependent, in large part, on a borrower’s ongoing business operations or on income generated from the properties that are leased to third parties. The table below sets forth the banking segment’s commercial real estate loan portfolio, by portfolio industry sector and collateral location as of September 30, 2023 (in thousands).

				Brownsville-
	Dallas-			Harlingen-			Other
Commercial Real Estate	Fort Worth	Austin	Houston	McAllen	San Antonio	Lubbock	Texas	Outside Texas	Total
Non-owner occupied:
Office	$149,640	$182,655	$54,292	$17,592	$25,542	$7,967	$64,700	$333	$502,721
Retail	147,082	73,107	26,842	19,929	9,196	12,969	38,921	8,963	337,009
Hotel/Motel	51,164	25,220	73,638	21,132	381	18,885	41,759	13,942	246,121
Multifamily	11,523	11,143	47,095	54,615	-	16,825	57,465	10,578	209,244
Industrial	115,354	52,218	11,403	5,448	3,159	720	22,709	434	211,445
All other	107,654	60,491	27,013	16,168	21,192	52,830	51,394	34,881	371,623
	582,417	404,834	240,283	134,884	59,470	110,196	276,948	69,131	1,878,163
Owner occupied:
Office	$126,231	$73,007	$24,454	$14,861	$35,643	$9,358	$10,679	$4,035	$298,268
Retail	12,373	15,750	3,384	1,131	197	179	4,050	1,017	38,081
Industrial	173,255	37,697	34,346	8,666	13,241	6,813	33,346	21,052	328,416
All other	339,457	60,929	88,620	22,324	49,356	15,000	155,700	11,585	742,971
	651,316	187,383	150,804	46,982	98,437	31,350	203,775	37,689	1,407,736
Total commercial real estate loans	$1,233,733	$592,217	$391,087	$181,866	$157,907	$141,546	$480,723	$106,820	$3,285,899

At September 30, 2023, the banking segment had loan concentrations (loans to borrowers engaged in similar activities) that exceeded 10% of total loans in its real estate portfolio. The areas of concentration within our real estate portfolio were non-construction commercial real estate loans, non-construction residential real estate loans, and construction and land development loans, which represented 41.9%, 22.8% and 13.9%, respectively, of the banking segment’s total loans held for investment at September 30, 2023. The banking segment’s loan concentrations were within regulatory guidelines at September 30, 2023.

In addition, the Bank’s loan portfolio includes collateralized loans extended to businesses that depend on the energy industry, including those within the exploration and production, field services, pipeline construction and transportation sectors. Crude oil prices remain uncertain given future supply and demand for oil are influenced by international armed conflicts, return to business travel, new energy policies and government regulation, and the pace of transition towards renewable energy resources. At September 30, 2023, the Bank’s energy loan exposure was approximately $53 million of loans held for investment with unfunded commitment balances of approximately $12 million. The allowance for credit losses on the Bank’s energy portfolio was $0.1 million, or 0.3% of loans held for investment at September 30, 2023.

The following table provides information regarding the maturities of the banking segment’s gross loans held for investment, net of unearned income (in thousands).

	September 30, 2023
	Due Within	Due From One	Due from Five	Due After
	One Year	To Five Years	To Fifteen Years	Fifteen Years	Total
Commercial real estate	$828,253	$1,438,622	$956,910	$62,114	$3,285,899
Commercial and industrial	2,190,430	311,231	144,789	—	2,646,450
Construction and land development	879,115	167,897	40,658	1,031	1,088,701
1-4 family residential	128,782	421,775	446,128	786,574	1,783,259
Consumer	13,607	12,231	360	14	26,212
Total	$4,040,187	$2,351,756	$1,588,845	$849,733	$8,830,521

Fixed rate loans	$1,754,624	$1,702,763	$1,330,703	$849,733	$5,637,823
Floating rate loans	2,285,563	648,993	258,142	—	3,192,698
Total	$4,040,187	$2,351,756	$1,588,845	$849,733	$8,830,521

United States Securities and Exchange Commission

January 10, 2024

In the table above, commercial and industrial includes amounts advanced against the warehouse lines of credit extended to PrimeLending. Floating rate loans that have reached their applicable rate floor or ceiling are classified as fixed rate loans rather than floating rate loans. As of September 30, 2023, floating rate loans totaling $761 million had reached their applicable rate floor and were expected to reprice, subject to their scheduled repricing timing and frequency terms. The majority of floating rate loans carry an interest rate tied to a SOFR rate or The Wall Street Journal Prime Rate, as published in The Wall Street Journal.

If any members of the Commission have any questions concerning the response above or desire further information or clarification in connection therewith, he or she should contact the undersigned at (214) 855-2171.

Very truly yours,

/s/ WILLIAM B. FURR

William B. Furr
Chief Financial Officer

CGP:cp

cc:	Jee Yeon Ahn
Lory Empie
U.S. Securities and Exchange Commission